

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02036483

NO ACT
P.E 1-17-02
1-08766

April 1, 2002

F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
Amsouth Center
315 Deaderick Street, Suite 2700
Nashville, TN 37238-3001

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: J. Alexander's Corporation
Incoming letter dated January 17, 2002



Dear Mr. Walker:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to J. Alexander's by Terri C. Newnam. We also have received a letter from the proponent dated February 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Terri C. Newman
1170 Premwood Drive
Troy, OH 45373

KNOXVILLE OFFICE
900 SOUTH GAY STREET, SUITE 1700
KNOXVILLE, TN 37902
(865) 521-6200

MEMPHIS OFFICE
THE TOWER AT PEABODY PLACE
100 PEABODY PLACE, SUITE 950
MEMPHIS, TN 38103-2625
(901) 543-5900

# BASS, BERRY & SIMS PLC

A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

Reply To:
AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

DOWNTOWN OFFICE:
AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200

MUSIC ROW OFFICE:
29 MUSIC SQUARE EAST
NASHVILLE, TN 37203-4322
(615) 255-6161


RECEIVED
JAN 18 2002
316

January 17, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: J. Alexander's Corporation Shareholder Proposal**

Ladies and Gentleman:

We are writing on behalf of our client, J. Alexander's Corporation ("J. Alexander's" or the "Company"), with regard to a shareholder proposal (the "Proposal") submitted by Terri C. Newnam (the "Proponent") in connection with the 2002 annual meeting of the Company's shareholders. On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from its proxy statement and proxy for its 2002 annual meeting (the "2002 Proxy Materials") because the Proposal contains statements that are false and misleading and, therefore, such proposal is excludable under Rule 14a-8(i)(3) under the Securities Exchange Act of 1934 (the "Exchange Act").

In view of the foregoing and for the reasons set forth below, we request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from 2002 Proxy materials.

On behalf of J. Alexander's, we hereby file, pursuant to Rule 14a-8(j) of the Exchange Act, six copies of this letter including the Proposal.

**The Proposal**

The Proposal that the Proponent has requested be included in the 2002 Proxy Materials is as follows:

"Whereas, the shareholders of J. Alexander's Corporation ("Company") urge the Board of Directors to seek and accept an offer to sell the Company if offered a minimum of $5.75 per share for all outstanding common shares. Said sales price is higher than any offer the Company rejected in 1999 from O'Charley's, Inc. This resolution is being made because we strongly believe that is the best way J. Alexander's Corporation can provide shareholder value to its stockholders;

Whereas, as a result of J. Alexander's rejection of the May 1999 O'Charley's offer, shareholders have suffered a 45% loss of stock value, while O'Charley's shareholders have gained 41% in stock value;

Whereas, the shareholders believe that the Company's 1999 arguments against accepting the offer have been proven to be invalid;

Whereas, the Company has lost money in three out the last four calendar years;

Whereas, the Company has continued to lose money thru the first 9 months of 2001;

Whereas, the Company has not demonstrated the ability, now or in the past, to earn steady and reasonable profits or provide steady and reasonable shareholder returns;

Whereas, the shareholders strongly believe that it is the duty and obligation of the Company to provide reasonable returns to it's shareholders;

**NOW, THEREFOR, BE IT RESOLVED:** that the shareholders of J. Alexander's Corporation urge the Board of Directors to seek and accept an offer to sell the Company for an amount that is equal to or greater than $5.75 per outstanding common share for reasons specified above."

**Exclusion under Rule 14a-8(c)(3)**

Rule 14a-8(c)(3) provides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Security and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Company believes that many parts of the Proposal are false and/or misleading.

The first two sentences of the Proposal state, "Whereas, the shareholders of J. Alexander's Corporation (the "Company") urge the Board of Directors to seek and accept an offer to sell the Company if offered a minimum of $5.75 per share for all outstanding common shares. Said sales price is higher than any offer the company rejected in 1999 from O'Charley's, Inc." J. Alexander's received a highly contingent proposal from O'Charley's, Inc. ("O'Charley's") in May 1999 regarding the purchase of certain of the Company's shares for $5.50 per share in cash subject to the conditions described in this letter. After reviewing the O'Charley's proposal, the Company's Board of Directors rejected it.

The proposal received from O'Charley's was a highly conditional proposal to negotiate a business combination with J. Alexander's. The proposal was conditioned upon J. Alexander's repudiating a transaction in which it sold stock to Solidus Company, now a principal shareholder, and terminating the Company's then current rights offering to all its shareholders – which meant ultimately that approximately 20% of the Company's common stock was not covered by the proposal. Thus, J. Alexander's believes the terms "offer" and "$5.50 per share," when used in connection with the O'Charley's proposal, are misleading to its shareholders.

The phrase suggesting that the Company "seek and accept an offer to sell the Company for an amount that is equal to or greater than $5.75 per outstanding common share" is misleading because it assigns a value to the Company's common stock without providing a supporting statement as to how the Proponent arrived at this figure. The Commission has consistently taken the position that statements of value in shareholder proxy proposals are inappropriate where no basis or support is given for such statement of value. See generally, Securities Exchange Act of 1934 Release No. 16833 (May 23, 1980)(use of valuation estimates is "only appropriate and consonant with Rule 14a-9 . . . when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholder's understanding of the basis for and the limitations on projected realizable values.) Recently, the Staff permitted registrants to omit valuation estimates contained in supporting statements unless the proponent disclosed the basis for the valuation and the method (including assumptions) by which the valuation was calculated. See e.g., Parkvale Financial Corporation (July 30, 1999); Keystone Financial, Inc. (March 6, 2000); TF Financial Corporation (January 28, 1999); and First Bell Bancorp, Inc. (March 3, 2000).

The sole purpose of the above-mentioned phrase is to suggest that if shareholders vote in favor of the Proposal to sell the Company, then the shareholders should expect $5.75 per share; however, the Proponent has not provided any analysis or supporting statement regarding the feasibility of J. Alexander's achieving this figure in a sale or merger transaction. Apparently, the Proponent based the hypothetical acquisition value per share in the Proposal on the May 1999 O'Charley's contingent proposal which, as discussed above, was illusory. Furthermore, the fact that the Proponent has included a value for the stock significantly in excess of the current market price may tempt shareholders to vote in favor of the Proposal believing that such a price could be achieved. This is inherently false and misleading. There is no indication that a prospective purchaser would be willing or able to pay that price for the Company's stock. Allowing the shareholders of the Company to vote on a proposal to sell the Company based on sale values that might not be achievable would be a significant departure from the Commission's objective to ensure full and fair disclosure prior to a vote being taken. Therefore, the association of the figure $5.75 as a value for the Company's shares utterly lacks support and is misleading to the shareholders.

The statement that "as a result of J. Alexander's rejection of the May 1999 O'Charley's offer, shareholders have suffered a 45% loss of stock value, while O'Charley's shareholders have gained 41% in stock value" not only lacks factual support but it is also false and misleading. There is no rational basis for connecting the two. In fact, the opposite is true; the contingent O'Charley's proposal was for $5.50 for some, but not all, shares in cash, which would have resulted in a taxable transaction for shareholders, reducing their net proceeds to the extent of any capital gain. Since the highly contingent O'Charley's proposal was for a purchase price payable in cash, J. Alexander's shareholders would have had no opportunity to participate in the gain in stock value that the Proponent says O'Charley's shareholders have experienced. The Proposal does not describe how the percentage amounts stated therein are calculated; the fact that the percentage amounts are cumulative for an extended period and not calculated on an annual basis is not disclosed; and the dates on which any calculation are based are not included. Furthermore, this statement is highly prejudicial to the Company, and, without support, it does not allow the Company's shareholders to make an informed decision regarding the value of J. Alexander's stock and how it compares to other companies in its peer group.

In addition to the valuation estimates lacking explanation, there are numerous statements in the Proposal that are false and misleading because they lack factual support. The phrases that begin with "the Company has lost money in three out of the last four calendar years" and "the Company has continued to lose money thru the first 9 months of 2001" are vague and misleading. For example, during the first nine months of 2001, the Company was profitable before income taxes. Only the application of the alternative minimum tax required an income tax provision which resulted in a net loss. Further, the restaurant business is seasonal, with the Company's fourth quarter being one of the strongest. The Company currently expects that the fourth quarter of 2001 will be profitable and that the Company will be profitable for all of 2001. Therefore, the Company believes that the Proponent's statements regarding results of operations are inaccurate, lack factual support and are therefore misleading.

Finally, the phrase "the Company has not demonstrated the ability, now or in the past, to earn steady and reasonable profits or provide steady and reasonable shareholder returns" is misleading because it suggests that the Company may not be able to earn a return that the Proponent, speaking for all J. Alexander's shareholders, desires. Such a statement is highly prejudicial because it suggests that the Board of Directors of the Company has not acted in the best interests of the Company in pursuing the Company's business plan. To the contrary, the Board of Directors of the Company has focused on adding value to the Company and growing the Company and believes shareholders will be rewarded over time. Although the Company's share price has fluctuated given market conditions, the Company's results of operations and conditions in the restaurant industry generally, the Company believes that the Proponent's statements do not take into account the Company's successful restaurant development program and the dramatic improvement in operating results from inception of the Company's J. Alexander's concept and the prospects for future success.

**Conclusion**

The Company respectfully requests that the Staff advise the Company that it will not recommend any action to the Commission if the Company omits the Proposal from the 2002 Proxy Materials based upon its interpretation of subsection (c)(3) of Rule 14a-8.

In addition to the enclosures detailed at the beginning of the request, the Company has included an extra copy of this letter and would appreciate that copy being date stamped and returned in the pre-addressed stamped envelope provided.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact F. Mitchell Walker, Jr. at (615) 742-6275 or Emily A. Sturges at (61) 742-7853.

Very truly yours,



Bass, Berry & Sims PLC

November 20, 2001

Terri C. Newnam
1170 Premwood Drive
Troy, Ohio 45373


RECEIVED
JAN 18 2002
316

Mr. R. Gregory Lewis, Secretary
J. Alexander's Corporation
3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

RE : Shareholder resolution

Dear Mr. Gregory,

I have owned J. Alexander's stock for a number of years and have not been happy with my investment losses in your company. That's a shame, given your excellent food. However, as a positive, the great food should make J. Alexander's attractive to a company better able to manage it for profitability - which is the subject of my enclosed shareholder proposal.

Please accept the enclosed proposal for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the SEC.

I currently own 2500 shares of JAX, which are valued at over $2,000 and intend to hold these shares through the annual meeting next year. I have continuously owned these shares over one year, as indicated by the enclosed letter from the broker holding my shares.

Looking forward to favorable results. I can be reached @ 1.937.335.5309.

Sincerely,

Terri C. Newnam

Encl: 3

# SHAREHOLDER PROPOSAL

NOVEMBER 20, 2001

Whereas, the shareholders of J. Alexander's Corporation ("Company") urge the Board of Directors to seek and accept an offer to sell the Company if offered a minimum of $5.75 per share for all outstanding common shares. Said sales price is higher than any offer the Company rejected in 1999 from O'Charley's, Inc. This resolution is being made because we strongly believe that is the best way J. Alexander's Corporation can provide shareholder value to it's stockholders;

Whereas, as a result of J. Alexander's rejection of the May 1999 O'Charley's offer, shareholders have suffered a 45% loss of stock value, while O'Charley's shareholders have gained 41% in stock value,

Whereas, the shareholders believe that the Company's 1999 arguments against accepting the offer have been proven to be invalid;

Whereas, the Company has lost money in three out the last four calendar years;

Whereas, the Company has continued to lose money thru the first 9 months of 2001;

Whereas, the Company has not demonstrated the ability, now or in the past, to earn steady and reasonable profits or provide steady and reasonable shareholder returns;

Whereas, the shareholders strongly believe that it is duty and obligation of the Company to provide reasonable returns to it's shareholders;

NOW THEREFOR BE IT RESOLVED : that the shareholders of J.Alexander's Corporation urge the Board of Directors to seek and accept an offer to sell the Company for an amount that is equal to or greater than $5.75 per outstanding common share for the reasons specified above.

We urge you to vote **FOR** this proposal.

E*TRADE®

November 5, 2001

Terri Newnam
1170 Premwood Drive
Troy OH 45373

RE: Account Number 6231-3905

Dear Ms. Newnam,

Per your request I am sending this letter to show your current holdings in J Alexander's Corporation, symbol JAX, and how long you have held this on record with E*TRADE. You currently hold 2500 shares of JAX that were transferred to E*TRADE on 03-30-00.

If you have any further questions regarding this inquiry, or for further assistance, please contact E*TRADE Customer Service at 1-800-786-2575, 24 hours a day, 7 days a week, 365 days a year.

Sincerely,



Jared Jensen
Financial Services Associate
E*trade Securities, Inc.



Terri C. Newnam
1170 Premwood Drive
Troy, Ohio 45373



February 10, 2002

Securities and Exchange Commission
Division of Corporation Finance
Attention: Keir Gumbs, Chief Councils Office
450 Fifth Street, N.W.
Washington D.C. 20549

Re : J. Alexander's Shareholder Proposal

Dear Mr. Gumbs:

I am writing to ask you to not allow J. Alexander's to omit my proposal from it's proxy statement. I've never submitted a shareholder proposal before, so this is all new to me. I am a small shareholder and don't understand why the company will not allow my proposal. Why shouldn't shareholders be heard?

I offer the following arguments:

O'Charley's $ 5.50 per share cash offer for JAX was "highly conditional" because it did not include 1.1 million shares owned by Solidus LLC. (actually the O'Charley's offer did include Solidus shares, only at $3.75 per share, according to the enclosed 5-28-99 news article – Exhibit A). My proposal actually remedies this situation because it includes 100% of all outstanding shares, including all Solidus LLC shares. J. Alexander's should be supportive of my proposal for this reason – not against it.

J. Alexander's argues, in the first two lines of page three, that the terms "offer" and "$5.50 per share" are misleading. You will note that I never used the price $5.50 in my proposal - so I couldn't have misled.

Concerning J. Alexander's page three, paragraph two argument regarding feasibility of attaining a $5.75 per share sales price, I disagree and believe it is reasonably possible. While no one can predict what the market will pay for any given asset until it is offered for sale- even J. Alexander's), I believe a sale price of $39.1 million ( 6.8 million current shares @ $5.75 each) is reasonably attainable today because it's only 15.6% higher than the rejected O'Charley's May 1999 $33.8 million offer. It's reasonable to believe that O'Charley's, or some other buyer, would be willing to now offer 15.6% more for J. Alexander's because J. Alexander's now has 15% more restaurant locations than it had in May of 1999. With the latest opening of an Atlanta restaurant, J. Alexander's now has 23 restaurants vs. 20 in May of 1999). This demonstrates that it is wholly reasonable to expect a $5.75 sale price.

Regarding J. Alexander's next argument, they say my wording "Whereas, as a result of J. Alexander's rejection of the May 1999 O'Charley's offer, shareholders have suffered a 45% loss of stock value, while O'Charley's shareholders have gained 41% in stock value" is false and misleading and that I did not describe how the percentages where calculated or the dates. I included information on both price calculation and dates in one of my original proposal attachments documenting their accuracy (See Exhibit A). Further, my comparison of J. Alexander's stock performance to that of O'Charley's was made to demonstrate what better management can produce for shareholders, such as O'Charley's demonstrated results. My proposal does not state that the rejected sale to O'Charley's would have resulted in O'Charley's stock.

J. Alexander's next argument stating a $5.75 per share sale would be bad for shareholders because they may have to pay a capital gains tax is laughable considering most J. Alexander's shareowners would have a loss to claim, not a gain to pay! (see Exhibit B showing stock price history). For example, my average cost basis is over $8.00 per share.

J. Alexander's page four argument concerning accuracy of my loss estimates did not contain any "corrected" numbers by them – they only SAID they where false and misleading. See Exhibit C, which fully documents my numbers. J. Alexander's is free to make their arguments to it's shareholders in any proxy solicitation it may make ( ie: we would have made money this year if it weren't for that darn alternative minimum tax). Why not let the shareholders decide? What is J. Alexander's scared about?

In J. Alexander's final paragraph they argue they have been acting in the best interests of the company. Again, results say otherwise. Please refer again to Exhibits B and C. Also refer to Exhibit D comparing J. Alexander's performance to it's peers.

In conclusion, let's let the shareholders decide for themselves on this proposal and also let J. Alexander's make their arguments directly to those shareholders.

Sincerely,



Terri C. Newnam

Copy to J. Alexander's
Encl: 4

**Document Links:**



EXHIBIT A

This was submitted w/ my original proposal.


Bloomberg News

May 28, 1999, Friday 4:23 pm Eastern Time

**LENGTH:** 183 words

**HEADLINE:** **J. ALEXANDER'S** ENDS BUYOUT TALKS WITH **O'CHARLEY'S**

**DATELINE:** NASHVILLE

**BODY:**

**J. Alexander's** Corp., which operates 20 restaurants in 11 states, has ended talks with rival **O'Charley's** Inc. about a $ 33.8 million cash buyout.

The companies failed to agree on terms in April when **J. Alexander's** rejected **O'Charley's** offer of $ 5.50 each for 5.4 million shares of **J. Alexander's** stock, and $ 3.75 each for 1.1 million shares held by Solidus LLC, an investment firm. Lonnie J. Stout, chairman, president and chief executive of **J. Alexander's,** said in a statement that his company wants to remain independent.

Nashville, Tennessee-based **J. Alexander's** said sales rose 9.7 percent in the first quarter to $ 19.2 million from $ 17.5 million a year earlier. It also had earnings of 4 cents a share, compared with a loss of 20 cents.

**O'Charley's,** also based in Nashville, operates 106 casual restaurants in 11 states. It had 1998 sales of $ 246 million.

**J. Alexander's** shares fell 1/8 to 4 1/8, while **O'Charley's** shares fell 1/8 to 13 1/16.

$4.125 to $2.25 as of 11-18-01 = -4[illegible]
13.063 to 18.45 " " " = +41

**UPDATED-INFO:** Updates with closing share price.

**LANGUAGE:** English

EXHIBIT B



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Morningstar Quicktake® Report | Quote

## Alexanders J JAX



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Share


Data as of 2-8-02 2:09 PM CT

| Last Price | Open Price | Day Change | Morningstar Rating |
|---|---|---|---|
| 2.45 | 2.45 | 0.05 (2.08%) | Premium |
| **Volume** | **Day Range** | **52-Wk Range** | **Below 52-Wk High** |
| 2,100 | 2.45 - 2.45 | 2.80 - 1.70 | 12.50% |
| **Mkt Cap ($mil)** | **Price/Earnings** | **Price/Sales** | **Price/Cash Flow** |
| 16 | 122.50 | 0.19 | 3.03 |

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Daily ($)
JAX
14.0
11.4
8.8
6.2
3.6
1.0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001


Price history displayed is the maximum history available in the Morningstar database. Quotes for Nasdaq securities are delayed 15 minutes. Quotes for NYSE and Amex securities are delayed 20 minutes, and are supplied by S&P ComStock. Graph Times are Eastern Standard. Certain financial information included in Morningstar Quicktake® Reports is proprietary to Mergent FIS, Inc. 

### News

| Source | Date/Time | Headline |
|---|---|---|
| M* | 01-30-02 | Volume more than twice 30-day average |
| M* | 01-30-02 | Stock Financial Health Grade change |
| M* | 01-24-02 | Price move on heavy volume |
| M* | 01-19-02 | More than 10% price movement |
| M* | 01-02-02 | Stock Profitability Grade change |

View all news stories related to this stock

EXHIBIT C



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- CPB down $1.72 (
- Sell 500 SFA @ 2( Executed
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**J ALEXANDERS (JAX)**

February 08, 2002 3:09 PM EST
Closing price AMEX


2. 25
2. 00
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| Price | Today's Change | | Open | Day High | Day Low |
|---|---|---|---|---|---|
| 2.45 | 0.05 | 2.08% | 2.45 | 2.45 | 2.45 |
| **Bid** | **Bid Size** | **Ask** | **Ask Size** | **52wk High** | **52wk Low** |
| 1.08 | 100 | 3.9 | 100 | 2.8 | 1.7 |
| **Volume** | **Market Cap** | **EPS** | **P/E** | | |
| 2,100 | 16.76M | 0.02 | 122. | | |

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Annual Income

All numbers in thousands

| **Year** | **2000** | **1999** | **1998** | **1997** |
|---|---|---|---|---|
| Net Sales | 87,511 | 78,454 | 74,200 | 57,138 |
| Cost Of Goods | 57,567 | 51,857 | 50,073 | 38,351 |
| **Gross Profit** | **29,944** | **26,597** | **24,127** | **18,787** |
| Sales G And A | 23,417 | 21,711 | 20,134 | 18,186 |
| **Inc Before Depr Amort** | **6,527** | **4,886** | **3,993** | **601** |
| Depr And Amort | 4,040 | 3,688 | 3,758 | 2,860 |
| Non Op Income | -6 | 73 | 266 | 868 |
| Interest Expense | 1,590 | 1,570 | 1,986 | 1,030 |
| **Pre Tax Income** | **891** | **-299** | **-1,485** | **-2,421** |
| Income Tax Prov | 410 | 33 | 2,685 | |
| **Net Before Extras** | **481** | **-332** | **-1,485** | **-5,106** |
| Extras | -885 | | | |
| **Net Income** | **481** | **-332** | **-1,485** | **-5,991** |
| Outstanding Shares | 6,852 | 6,772 | 5,431 | 5,422 |

← loss in 3 of last 4 years.

Quarterly Income

All numbers in thousands

| **Quarter** | **Q3 2001** | **Q2 2001** | **Q1 2001** | **Q4 2000** |
|---|---|---|---|---|
| Net Sales | 22,188 | 21,876 | 23,012 | 22,441 |

| | | | QTR | QTR |
|---|---|---|---|---|
| Cost Of Goods | 19,126 | 14,604 | 14,894 | 22,057 |
| **Gross Profit** | **3,062** | **7,272** | **8,118** | **384** |
| Sales G And A | 2,398 | 5,764 | 5,937 | -1,329 |
| **Inc Before Depr Amort** | **664** | **1,508** | **2,181** | **1,713** |
| Depr And Amort | 1,055 | 1,044 | 1,049 | 1,054 |
| Non Op Income | 24 | -33 | -19 | 187 |
| Interest Expense | 300 | 314 | 361 | 420 |
| **Pre Tax Income** | **-667** | **117** | **752** | **426** |
| Income Tax Prov | -393 | 300 | 335 | 238 |
| **Net Before Extras** | **-274** | **-183** | **417** | **188** |
| **Net Income** | **-274** | **-183** | **417** | **188** |
| Outstanding Shares | 6,824 | 6,849 | 6,859 | 6,852 |

Cumulative loss in 1st 3 quarter of 2001 (-40,000)*





417
-183
-274
-40

EXHIBIT D



invent

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J. Alexanders vs. it's peers.

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**Morningstar Quicktake® Report | Industry Snapshot**

## Alexanders J JAX



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Industry: Restaurants

Growth of $10,000



Stock
Industry
S&P500
20.0
15.0
10.0
8.0
6.0
4.0
3.0
2.0
1997
1998
1999
2000
2001
2002
JAX


| Total Returns | 1997 | 1998 | 1999 | 2000 | 2001 | YTD |
|---|---|---|---|---|---|---|
| Stock | -40.1 | -19.0 | -21.9 | -26.0 | -4.9 | 9.1 |
| +/-Industry | -52.2 | -17.4 | -20.5 | -19.8 | -44.5 | 6.9 |
| +/-S&P 500 | -73.5 | -47.6 | -42.9 | -16.9 | 7.0 | 14.9 |

YTD through 02-07-02.

Forward Comparisons

| | Next 5 Years' Estimated Growth | Forward P/E | PEG Ratio |
|---|---|---|---|
| Stock | --- | --- | --- |
| Industry | 19.1 | 20.0 | 1.8 |
| S&P 500 | 14.3 | 25 | 1.9 |

Data through 02-07-02.
EPS estimates provided by Zacks.

Industry Peers    Get Price Quotes    Track this stock and its peers

| Stock | Mkt Cap $Mil | Sales $Mil | Morningstar Stock Grades: Grwth | Profit-ability | Financial Health |
|---|---|---|---|---|---|
| **Alexanders J** | **16.0** | **90** | **D** | **C** | **B-** |
| **Industry Average** | **991** | **769** | **C** | **C+** | **C+** |
| McDonald's | 34,784 | 14,870 | C+ | A | A |
| Starbucks | 8,236 | 2,787 | A+ | A | A+ |
| Tricon Global Restaurants | 7,949 | 6,933 | D | B+ | B |
| Darden Restaurants | 4,680 | 4,166 | C+ | B | A |
| Wendy's International | 3,652 | 2,348 | C- | A | A+ |
| Brinker International | 3,118 | 2,696 | B+ | A | A |

| | | | | | |
|---|---|---|---|---|---|
| Outback Steakhouse | 2,571 | 2,064 | B | A+ | A+ |
| Krispy Kreme Doughnut | 1,999 | 359 | A | C+ | B+ |
| CBRL Group | 1,721 | 1,964 | B- | B+ | --- |
| Cheesecake Factory | 1,682 | 516 | A- | A | A |
| Aramark | 1,639 | 7,789 | C | B | B- |
| Ruby Tuesday | 1,462 | 793 | D | A+ | A |
| Applebee's International | 1,333 | 740 | C- | A+ | A |
| CEC Entertainment | 1,175 | 548 | --- | --- | --- |
| Jack In The Box | 1,023 | 1,834 | B- | A | A- |
| Sonic | 971 | 347 | B | A+ | A |
| Bob Evans Farms | 940 | 1,024 | C- | A | A- |
| AFC Enterprises | 876 | 713 | D | C- | B |
| Panera Bread Company | 738 | 188 | D- | C | B |
| P.F. Chang's China Bistro | 654 | 298 | A- | C | A- |
| Ryan's Family Steak House | 642 | 745 | C | A | A- |

Industry Average is equal-weighted.
Mkt Cap as of 02-07-02.
Sales TTM through most recent quarter-end.
Grades through 02-06-02.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: J. Alexander's Corporation
Incoming letter dated January 17, 2002

The proposal urges the board of directors to seek and accept an offer to sell the Company for an amount that is equal to or greater than $5.75 per share for all outstanding common shares.

We are unable to concur in your view that J. Alexander's may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that begins "Whereas, as a result of J. Alexander's . . ." and ends ". . . 41% in stock value";
- Provide factual support for the statement "Whereas, the Company has lost money in three out of the last four calendar years";
- Provide factual support for the statement "Whereas, the Company has continued to lose money thru the first 9 months of 2001"; and
- Recast the sentence that begins "Whereas, the Company has not . . . " and ends " . . . reasonable stockholder returns;" as the proponent's opinion.

Accordingly, unless the proponent provides J. Alexander's with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if J. Alexander's omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir Devon Gumbs
Special Counsel